UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 11-K
______________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

Commission File No. 001-36228

Navient 401(k) Savings Plan
(Full title of the plan)

Navient Corporation
(Name of issuer of securities)

123 Justison Street, Wilmington, Delaware 19801
(Address of issuer's principal executive offices)

Navient 401(k) Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

Navient 401(k) Savings Plan
Table of Contents
December 31, 2017 and 2016

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2017	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	10

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under
   ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Fiduciary Committee
Navient 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Navient 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2017 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2014.

Bethesda, Maryland
June 28, 2018

Navient 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value	$ 590,253,356	$ 488,137,307

Receivables:
Notes receivable from participants	14,296,842	12,537,496
Total receivables	14,296,842	12,537,496

Net assets available for benefits	$ 604,550,198	$ 500,674,803

See Notes to Financial Statements.

Navient 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 67,203,890
Dividends and interest	25,357,772
Net investment income	92,561,662

Interest on notes receivable from participants	457,167

Contributions:
Employer	17,325,308
Participant	22,786,278
Rollover	4,340,678
Total contributions	44,452,264

Total net additions	137,471,093

Deductions from net assets attributed to:
Benefits paid to participants	33,394,033
Administrative expenses	201,665
Total deductions	33,595,698

Increase in net assets	103,875,395

Net assets available for benefits
Beginning of year	500,674,803
End of year	$ 604,550,198

See Notes to Financial Statements.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.
Plan Description

General
The Navient 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of certain eligible employees of Navient Corporation (the “Company”) and its participating subsidiaries (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

The Plan covers substantially all employees of the Company and its participating subsidiaries. Eligible employees may participate in the Plan after one month of service.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.

Contributions and vesting
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) annual maximum limits. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum. Effective January 1, 2017, a qualified automatic contribution arrangement (“QACA”) was added to the Plan. Eligible employees are automatically enrolled to contribute three percent of their eligible compensation each pay period. This contribution amount automatically increases each year by one percent of eligible compensation, up to a maximum employee contribution equal to 10% of eligible compensation. Participants have the ability to opt out of automatic enrollments and automatic increases. Participants may also contribute amounts into the Plan from other qualified employer plans in which they had previously participated. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes a QACA safe harbor matching contribution on behalf of each Participant after the Participant has accrued six months of service.  Effective January 1, 2017, this matching contribution is 100 percent of employee contributions (i.e., a dollar-for-dollar match) up to the first five percent of a Participant’s compensation. These matching contributions and related earnings vest after two years of service. In conjunction with the match enhancement, the Company eliminated the contribution in an amount equal to one percent of eligible compensation to each eligible employee after one month of service, which vests after one year of service. Employees subject to the Service Contract Act may be eligible to receive fully-vested employer contributions based on the service contract fringe benefit differential rate compared with the company cost of benefits they have elected. Participants also direct the investments of Company contributions.

Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2017, Company contributions were reduced by $406,070 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2017 and 2016 totaled $1,186 and $941, respectively, which will be used to offset future Company contributions.

The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for year ended December 31, 2017.

Notes receivable from Participants
Participants may generally borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant's principal residence, which can be repaid over 20 years. Loans are secured by the Participant's account balance, bear interest at the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%.

Investment elections
The Plan offers a variety of investment options, including various registered investment companies and a unitized employer stock fund. In addition, Participants have the option to direct investments through a self-directed brokerage account. Under the self-directed brokerage account, Participants may direct investments in many eligible security types other than Company stock or other investments offered by Fidelity within the Plan. If a Participant does not make an investment election, contributions are made to a qualified default investment. The qualified default investment is the Fidelity Freedom Fund, based on the Participant’s date of birth and year in which the Participant attains age 65.

Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits
Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses
Participants pay fees relating to Participant’s loans and withdrawals. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the Participant's account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Plan administration
The Navient Corporation Employee Benefits Fiduciary Committee administers the Plan and is responsible for development of Plan investment policies and guidelines. Officers of the Company or its subsidiaries presently serve as Committee members. The Plan did not pay the Company, its subsidiaries or the Committee members for their services.

2.
Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fair Value Measurements
Financial Accounting Standards Board’s ("FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The related disclosures are in note 3.

Investment valuation and income recognition
Investments held by the Plan at December 31, 2017 consist of various registered investment companies, a unitized employer stock fund, and a self-directed brokerage option. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on quoted market prices, which represents the net asset value for shares held at year-end. The unit value of the Navient Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements and Company contributions are recorded when payable into the Plan.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments
Benefits are recorded when paid.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

3.
Fair Value Measurements

The fair value of Plan investments at December 31, 2017 and 2016 are shown in the tables below.

			Based on
	Fair Value at December 31, 2017	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)

Mutual Funds	$ 563,984,320	$ 563,984,320	$ -	$ -
Navient Stock Fund	10,098,843	-	10,098,843	-
Self-directed brokerage account	16,170,193	16,170,193	-	-

Total Investments	$ 590,253,356	$ 580,154,513	$ 10,098,843	$ -

			Based on
	Fair Value at December 31, 2016	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)

Mutual Funds	$ 462,717,621	$ 462,717,621	$ -	$ -
Navient Stock Fund	12,631,170	-	12,631,170	-
Self-directed brokerage account	12,788,516	12,788,516	-	-

Total Investments	$ 488,137,307	$ 475,506,137	$ 12,631,170	$ -

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

4.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

5.
Related-Party Transactions and Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies, the self-directed brokerage account or amounts of the Navient Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services were $192,424 for the year ended December 31, 2017. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan also receives funding from Fidelity Management Trust Company. During 2017, the Plan received $170,000 which is recorded net of administrative expenses.

Additionally, the Plan has investments in the Navient Stock Fund comprised principally of Navient Corporation common stock. At December 31, 2017 and 2016, the Plan held 984,002 and 997,480 units, respectively, valued at $10,098,843 and $12,631,170, respectively. During 2017, 278,200 units in the amount of $2,993,391 were purchased and 291,678 units in the amount of $3,230,080 were sold related to the Navient Stock Fund. Such transactions qualify as party-in-interest transactions, as Navient Corporation is the Plan’s sponsor. During 2017, the Plan recorded dividend income in the amount of $468,418 from Participants’ investments in the Navient Stock Fund.

6.
Income Tax Status

The IRS has determined and informed the Company by a letter dated August 10, 2016, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions for years since inception; however, there are currently no audits for any tax periods in progress.

  Navient 401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 46-4054283  Plan: 001

December 31, 2017

	Identity of issuer, borrower of similar entity	Description of Investment	Current value
*	FID 500 INDEX INST	Registered Investment Company	$ 72,312,202
*	FID CONTRAFUND K	Registered Investment Company	60,464,808
*	FID OTC K	Registered Investment Company	38,723,652
*	FID FREEDOM 2030 K	Registered Investment Company	34,778,089
*	FID GOVT MMKT	Registered Investment Company	31,244,936
	VICTORY S ESTB VAL I	Registered Investment Company	27,953,962
*	FID BALANCED K	Registered Investment Company	27,794,345
*	FID FREEDOM 2040 K	Registered Investment Company	27,442,024
	METWEST TOT RTN BD P	Registered Investment Company	24,766,006
*	FID FREEDOM 2020 K	Registered Investment Company	24,644,132
	LOOMIS SM CP GRTH IS	Registered Investment Company	22,160,688
	INVS COMSTOCK R5	Registered Investment Company	20,129,937
	ABF INTL EQUITY INST	Registered Investment Company	19,350,684
	J H ENTERPRISE N	Registered Investment Company	18,946,517
*	FID US BOND IDX IS	Registered Investment Company	18,756,162
	BROKERAGELINK	Self-directed brokerage account	16,170,193
*	FID FREEDOM 2025 K	Registered Investment Company	13,286,045
*	FID FREEDOM 2055 K	Registered Investment Company	11,916,263
*	FID FREEDOM 2035 K	Registered Investment Company	11,550,872
	GS SM CAP VALUE INST	Registered Investment Company	10,422,126
*	FID INTL INDEX PR	Registered Investment Company	10,411,539
*	NAVIENT STOCK FUND	Common Stock Fund	10,098,843
*	FID FREEDOM 2050 K	Registered Investment Company	9,174,494
*	FID FREEDOM 2045 K	Registered Investment Company	8,594,685
*	FID FREEDOM 2010 K	Registered Investment Company	4,690,199
*	FID MID CAP IDX PR	Registered Investment Company	3,871,733
*	FID FREEDOM 2060 K	Registered Investment Company	3,266,315
*	FID SM CAP IDX PR	Registered Investment Company	2,869,223
*	FID FREEDOM INC K	Registered Investment Company	2,649,356
*	FID FREEDOM 2015 K	Registered Investment Company	1,774,462
*	FID FREEDOM 2005 K	Registered Investment Company	38,864

	Participant Loans:
*	Plan Participants	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%	14,296,842

	Total		$ 604,550,198

	* Denotes a party-in-interest
	Note: Cost information is not required for participant-directed investments and therefore is not included.

See Report of Independent Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIENT 401(K) SAVINGS PLAN
Date: June 28, 2018	/s/ TED A. MORRIS
Ted A. Morris
Senior Vice President and Controller On behalf of the Navient Corporation Employee Benefits Fiduciary Committee

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP